Exhibit 99.3

ParcelPal Closes $1,050,000 USD Financing to Support Record Growth

Vancouver, British Columbia – March 15, 2021 – ParcelPal Technology Inc. (“ParcelPal” or the “Company”), (OTC:PTNYF) (CSE:PKG) (FSE:PT0) is pleased to announce that it has completed a non-brokered private placement (the “Offering”) pursuant to which it issued an unsecured multi-tranche convertible note with a face value of up to US$1,050,000 to an arm's length investor (the “Note”).

CEO Rich Wheeless commented: “This new growth financing comes at an exciting time for the Company as we continue to see record growth and are onboarding numerous new clients.  Additionally, we have been surpassing the Company milestones and believe this will continue through and beyond 2021.  This financing provides immediate capital for undertaking the additional steps in the Company’s growth plan which we have implemented.”

Rich continued: “Importantly, not only are the terms of this financing improved over prior such financings, but it is similar in numerous respects to the equity line of credit which we have in place.  This financing also bolsters our balance sheet and preserves the entirety of our SEC registered $5M equity line for future business and/or operational opportunities as they arise.  Having these capital options while we continuously look at synergistic operational expansion and/or acquisition targets to help us expand is vitally important.  Lastly, I am also pleased with the recent improved operating performance and looking forward to working hard to continuing this trend.”

The terms of the Note include the following:

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The net sum of US$350,000 (the “Consideration”) was advanced to the Company on closing, and carries a 5% Original Issue Discount, or “OID” for expenses related to the Offering, and a one-time issuance of 300,000 restricted common shares to the noteholder as commitment shares;

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An additional aggregate of $650,000 will be funded by the noteholder upon request by the Company in two subsequent tranches, each in the amount of US$325,000 within thirty (30) and sixty (60) days, respectively, together with the prorated 5% OID;

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The Note bears interest at a one-time guaranteed rate of 5% on the principal sum of each funded tranche, and has a Maturity Date of six months from the effective date of the funding of each tranche (the “Maturity Date”);

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The principal amount of the Notes may be converted into common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.13 / CN$0.17 per share (“Fixed Conversion Price”); following the Maturity Date, If the Note has not been repaid or fully converted, then the remaining outstanding principal amount may be converted into common shares at a price equal to the lower of (a) US$0.13 per share or (b) 83% of the two lowest volume weighted average prices of the Company’s common shares during the 10 consecutive trading days prior to the date on which Noteholder elects to convert all or part of the Note; provided, however, that any such discount to the Fixed Conversion Price is subject to compliance with applicable Canadian securities laws and the policies and rules of the Canadian Securities Exchange or such other stock exchange on which the securities of the Company are principally traded;

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The net proceeds from this financing are currently intended to be used for continued scaling operations, costs associated with our business expansion plans, including the acquisition or leasing of additional fleet vehicles, and the entrance into a real property lease agreement for a storage and fulfilment warehouse, and for such other general corporate purposes;

•	The Principal Sum due to Noteholder is prorated based on the Consideration, plus the 5% OID. The Company may prepay any outstanding portion of the Note in cash prior to the Maturity Date; and

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Subject to certain delineated exemptions, the Company granted a right of first refusal to the noteholder during the term of the Note to invest, at similar or better terms to the Company, in an amount equal to or greater than any future capital or equity or debt financing by the Company; and

The Company did not pay any finder’s fees or issue any warrants in connection with the Offering.

The Note and any Shares issued upon conversion of the Note are subject to a statutory hold period expiring on the date that is four months and one day after the closing of the Offering (under Canadian securities law, and six months and one day under U.S securities law, as applicable).

The Company looks forward to providing further operational and other updates in the coming weeks.

About ParcelPal Technology Inc.

ParcelPal is a leader in the growing technology and logistics industry.  ParcelPal is a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in cities including Vancouver, Calgary, Toronto and soon in other major cities Canada-wide.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

The Canadian Securities Exchange (“CSE”) or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.

CSE – Symbol: PKG
FSE – Symbol: PT0
OTC – Symbol: PTNYF

Contact: re: Investor Inquiries - info@parcelpal.com

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward looking statement will materialize and the reader is cautioned not to place undue reliance on any forward looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.